

SEC\ 05038268 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 8 2005

SEC FILE NUMBER
8-44779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** AND ENDING **December 31, 2004**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hunter Associates, inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

436 Seventh Avenue, Koppers Building, 5th Floor

(No. and Street)

Pittsburgh,   **Pennsylvania**   **15219**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brad J. Marshall   **412-765-8927**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co. LLC

(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800   **Pittsburgh, Pennsylvania**   **15237**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 23 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Brad J. Marshall_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Hunter Associates, inc._____ , as

of __December 31,_____, 20__04____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Notarial Seal
Sue A. Haberlein, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires June 4, 2006

Member, Pennsylvania Association Of Notaries

Signature

__Chief Financial Officer__
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
FINANCIAL STATEMENTS

DECEMBER 31, 2004

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
FINANCIAL STATEMENTS
DECEMBER 31, 2004

CONTENTS



Lally, Lally & Co. LLC

Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Hunter Associates, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Hunter Associates, inc.** (the Company), a wholly owned subsidiary of H.A. Holdings, inc., as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hunter Associates, inc.** at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally, Lally & Co. LLC

January 26, 2005

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and Cash Equivalents	$	1,033,519
Due From Clearing Broker		223,975
Prepaid and Other Assets		113,942
Securities Owned - At Market Value		98,400
Furniture and Equipment - At Cost, Less		
Accumulated Depreciation of Approximately $653,400		124,845
Total Assets	$	1,594,681

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts Payable, Accrued Expenses, and Other Liabilities	$	254,733
Management Fee Payable - Related Party		378,348
Total Liabilities		633,081

Stockholder's Equity

Common Stock - Par Value $1 Per Share;		
10,000 Shares Authorized; 1,000 Shares		
Issued and Outstanding		1,000
Additional Paid-in Capital		1,020,442
Accumulated Deficit		(59,842)
Total Stockholder's Equity		961,600
Total Liabilities and Stockholder's Equity	$	1,594,681

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMEBER 31, 2004

REVENUES

Investment Advisory Fees	$ 2,164,984
Mutual Fund Commissions and Fees	1,049,858
Commissions and Fees	981,551
Other	459,774
Net Dealer Principal Gains	49,589
Interest and Dividends	17,289
Total Revenues	4,723,045

EXPENSES

Employee Compensation and Benefits	2,393,117
Management Fees - Related Party	1,360,741
Commissions and Clearing Charges to Other Brokers	312,009
Occupancy and Equipment Rentals	253,881
Other	184,047
Communications	105,144
Professional Fees	68,807
Regulatory Fees	44,804
Interest	495
Total Expenses	4,723,045
Net Income	$ 0

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance – January 1, 2004	$ 1,000	$ 1,038,161	$ (59,842)	$ 979,319
Net Capital Contributed (Withdrawn)	0	(17,719)	0	(17,719)
Net Income	0	0	0	0
Balance – December 31, 2004	$ 1,000	$ 1,020,442	$ (59,842)	$ 961,600

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES

Net Income	$	0

Noncash Items Included in Net Income

Depreciation	25,767

Changes In

Due from Clearing Broker	(3,684)
Other Assets	40,664
Accounts Payable, Accrued Expenses, and Other Liabilities	71,074
Management Fee Payable - Related Party	85,650
Net Cash and Cash Equivalents From Operating Activities	219,471

INVESTING ACTIVITIES

Furniture and Equipment Acquired	(34,598)

FINANCING ACTIVITIES

Capital Contributed (Withdrawn) by Parent	(17,719)

Net Increase in Cash and Cash Equivalents		167,154
Cash and Cash Equivalents - Beginning		866,365
Cash and Cash Equivalents - Ending	$	1,033,519

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Hunter Associates, inc. is a wholly owned subsidiary of H.A. Holdings, inc. (the Parent). The Company was incorporated in December 1999 and was organized under the laws of the Commonwealth of Pennsylvania.

The Company operates as a securities broker-dealer, registered with the National Association of Security Dealers, Inc. and as an investment advisor registered with the Securities and Exchange Commission (SEC). The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Hunter Associates, inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Securities Transactions

The Company is associated with Pershing LLC on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with the related commission revenues and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing broker. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing broker). Certain of the cash accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed those limits. The Company has not experienced any such losses associated with these accounts.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents (Continued)

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Securities Owned

Investments in securities and securities sold short (if any) traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. Investments for which there is a limited market are valued at management's estimate of market value. The resulting difference between cost and market is included in income.

Purchases and sales of securities are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the specific-identification method. Dividends and dividends on securities sold short are recorded when received. Interest on fixed income securities owned is accrued as earned.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on straight-line and accelerated methods using estimated useful lives ranging from five to thirty-one years. Depreciation expense for the year ended December 31, 2004, amounted to approximately $25,800.

Investment Advisory Fees

Investment advisory fees charged to customers are billed quarterly but are recognized on a pro rata basis over the quarter as earned.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary (QSub) for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an "S" corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholders.

NOTE 3 – DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2004 consisted of the following:

Deposits With Clearing Broker	$ 100,000
Receivable From Clearing Broker	123,975
	$ 223,975

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing LLC. The amount receivable from the clearing organization relates to amounts due from Pershing LLC.

NOTE 4 – SECURITIES OWNED

Marketable securities as of December 31, 2004 consisted of investment securities owned, principally corporate stocks and warrants, having market values of approximately $98,400.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has an agreement with a company related by common ownership, through which the Company obtained various management and advisory services. The agreement calls for annual renewal until terminated by either party. Under the terms of the agreement, the Company incurred management fee expense of approximately $1.4 million of which approximately $378,300 was payable as of December 31, 2004.

NOTE 6 – RETIREMENT PLAN

The Company sponsors a Savings Incentive Match Plan for Employees of Small Employers (the Plan) that covers all employees that meet the eligibility requirements, as defined. The Plan calls for employer matching of 100% of employee salary reduction contributions up to a limit of 3% of gross compensation. Employer retirement contributions are accrued and funded on a current basis. Retirement plan expense under the Plan amounted to approximately $41,200 for the year ended December 31, 2004.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under several short-term and long-term operating agreements that expire in various years through March 2009. The Company's office lease calls for a base rent plus a proportionate share of the taxes and operating costs of the property. Approximate future minimum lease obligations under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2004, for each of the next five years are:

Year Ending December 31,	
2005	$ 115,800
2006	17,700
2007	17,700
2008	13,600
2009	1,400
	$ 166,200

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the National Association of Securities Dealers, Inc. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The National Association of Securities Dealers, Inc. may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2004, the Company's net capital under the uniform net capital rule was approximately $570,900 which exceeded the minimum capital requirements by approximately $320,900. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004, was 1.11 to 1.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company has not experienced nonperformance by customers or counterparties in the situations described in the following:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes (through its clearing broker) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

customer's obligations. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2004, the contractual amount of unsettled customer purchases and sales were approximately $201,000 and $2.1 million, respectively. All unsettled trades were closed subsequent to December 31, 2004, with no loss to the Company.

The Company's principal (proprietary) securities transactions are recorded on a settlement date basis. There were no unsettled proprietary securities purchases or sales at December 31, 2004. All unsettled trades were closed subsequent to December 31, 2004.

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. Securities owned by the Company are primarily publicly traded corporate stocks. No off-balance-sheet credit risk exists with respect to these securities, and collateral is not obtained.

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL

Stockholder's Equity	$	961,600

Deductions

Nonallowable Assets:

Furniture and Equipment - Net		124,845
Securities - Not Readily Marketable		16,800
Other Assets		116,530
Receivables from Brokers or Dealers		100,468
Haircuts on Securities Owned		32,058
		390,701
Net Capital	$	570,899

AGGREGATE INDEBTEDNESS

Accounts Payable, Accrued Expenses, Fees, and Other Liabilities	$	633,081

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (Greater of 6-2/3% of Aggregate Indebtedness or $250,000)	$	250,000
Net Capital in Excess of Amount Required		320,899
Net Capital	$	570,899
Ratio of Aggregate Indebtedness to Net Capital		1.11 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2004)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$	570,899
Net Capital, as Reported in the Audited Financial Statements	$	570,899

See independent auditors' report.



Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Hunter Associates, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **Hunter Associates, inc.** (the Company), a wholly owned subsidiary of H.A. Holdings, inc., for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **Hunter Associates, inc.** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control

and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in the internal control or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and should not be used for any other purpose.

Vnmy, Vnmy & Co. VW

January 26, 2004